December 17, 2024

Lisa Meyer
Chief Financial Officer, Treasurer & Secretary
NewLake Capital Partners, Inc.
50 Locust Ave
First Floor
New Canaan, CT 06840

       Re: NewLake Capital Partners, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Response dated September 3, 2024
           File No. 000-56327
Dear Lisa Meyer:

        We have reviewed your September 3, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
22, 2024 letter.

Form 10-K for the fiscal year ended December 31, 2023
Notes to Consolidated Financial Statements
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page F-10

1.     We note your response to our prior comment 1 and the company   s
position that it will
       not adjust its cash basis of accounting for leases in its portfolio until cannabis is federally legalized and regulatory uncertainty is alleviated. With a view towards enhanced disclosure, please describe in further detail the process the company performs at lease commencement and on an ongoing basis in assessing collectability of lease payments, including a description of all the factors the company considers in making its determination. As part of your discussion, please clarify whether the company views the federal regulatory uncertainty of the cannabis industry, including
 December 17, 2024
Page 2

       that cannabis remains illegal under federal law, as the single, determinative factor in its assessment of collectability of lease payments.
        Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction